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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER RULE 14(d)(1) or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company (Issuer))

NOSARA HOLDINGS LTD.
PETRO-CANADA
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

135231-10-8
(CUSIP Number of Class of Securities)

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue, New York, New York 10017
212-880-6000

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation $112,895,578*	Amount of Filing Fee $12,080

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                Amount Previously Paid:
                Form or Registration No.:
                Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*
Estimated for purposes of calculating the filing fee only. The Transaction Valuation is the product of 15,052,770 (which includes 556,605 outstanding stock options for) common shares of Canada Southern Petroleum Ltd. ("Issuer") and the tender offer consideration of U.S. $7.50 per common share in cash. The maximum number of Issuer securities to be acquired in the tender offer is based on Issuer's outstanding share capital as of April 21, 2006 as set forth in its Information Circular dated April 21, 2006 which was attached to a Form 6-K filed by Issuer with the United States Securities and Exchange Commission on April 24, 2006.

TABLE OF CONTENTS

		Page
Item 12.	Exhibits	2
Item 13.	Information Required by Schedule 13E-3	2
SIGNATURES		3
EXHIBIT INDEX		4
EX-99.A.1.I:	OFFER TO PURCHASE AND CIRCULAR
EX-99.A.1.II:	LETTER OF ACCEPTANCE AND TRANSMITTAL
EX-99.A.1.III:	NOTICE OF GUARANTEED DELIVERY
EX-99.A.5.I:	SUMMARY ADVERTISEMENT

i

SCHEDULE TO

        This Schedule TO is being filed on behalf of Nosara Holdings Ltd., a corporation incorporated under and governed by the laws of Alberta and Petro-Canada, a corporation incorporated under the Canada Business Corporations Act (together, the "Offeror"), relating to the offer by the Offeror to purchase all outstanding common shares (the "Shares") of Canada Southern Petroleum Ltd. ("Issuer") at a price of US$7.50 per Share. The offer by the Offeror is only to purchase the Shares and is not made for any options, warrants or other rights to acquire Shares.

        The offer is subject to the terms and conditions set forth in the Offer to Purchase and Circular dated May 15, 2006 (the "Offer and Circular"). The Offer and Circular and the related Letter of Acceptance and Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), constitute the "Offer".

        As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to items l through 11 of this Schedule TO.

Item 12. Exhibits

Exhibit	Description
(a)(1)(i)	Offer to Purchase and Circular, dated May 15, 2006 (filed herewith)
(a)(1)(ii)	Letter of Acceptance and Transmittal (filed herewith)
(a)(1)(iii)	Notice of Guaranteed Delivery (filed herewith)
(a)(5)(i)	Summary Advertisement of the Offer dated May 15, 2006 (filed herewith)
Item 13.	Information Required by Schedule 13E-3 Not applicable.

SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006

NOSARA HOLDINGS LTD.

By:	/s/ W.A. (ALF) PENEYCAD
	Name:	W.A. (Alf) Peneycad
	Title:	Vice President and General Counsel

PETRO-CANADA

By:	/s/ W.A. (ALF) PENEYCAD
	Name:	W.A. (Alf) Peneycad
	Title:	Vice President, General Counsel and Chief Compliance Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase and Circular, dated May 15, 2006 (filed herewith)
(a)(1)(ii)	Letter of Acceptance and Transmittal (filed herewith)
(a)(1)(iii)	Notice of Guaranteed Delivery (filed herewith)
(a)(5)(i)	Summary Advertisement of the Offer dated May 15, 2006 (filed herewith)

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TABLE OF CONTENTS
SCHEDULE TO
SIGNATURES
EXHIBIT INDEX